SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 6, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date April 6, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso Corporation’s Annual General Meeting on April 6, 2004: PRESIDENT AND CEO JORMA ELORANTA’S REVIEW

(Helsinki, Finland, April 6, 2004) - In Metso Corporation’s (NYSE: MX; HEX: MEO) Annual General Meeting, which will take place today, starting at 2 p.m. local time, President and CEO Jorma Eloranta will estimate in his review that Metso’s net sales for January-March 2004, taking into account the divestitures completed, will remain approximately at the same level as during the corresponding period last year. Metso’s profitability performance has not yet in the first quarter of 2004 shown improvement. The demand for Metso’s products has remained at the previous year’s level with the exception of Metso Minerals, where in line with previous estimates the demand in North America and for mining products has recovered from the previous year.

“Together with the Board of Directors of Metso Corporation, to be elected by the Annual General Meeting today, we will continue the work to improve the Corporation’s profitability. We will inform about the progress during the year and as decisions are made,” Eloranta says. “Already now it is evident that we must intensify our customer interaction. Metso has significant know-how, which should be developed in a dynamic cooperation with the customers by listening to their views and needs.”

The focus of the practical implementation of Metso’s efficiency improvement program, announced in June 2003, is on 2004. The program will, to a large extent, be concluded during the first half of 2004.

“Operational efficiency, cost awareness and the ability to react rapidly to the changes in the operating environment with new and innovative solutions will become a constant, inseparable part of our work,” Eloranta reminds. “We will develop our management system to support this operating model.”

“Our goal for 2004-2005 is to build Metso a solid foundation for development. In 2004, the primary focus in managing the Corporation will be on the decisive implementation of the efficiency improvement actions and on other measures to improve the profitability and strengthen the balance sheet.”

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.